Inkstone Feibo Acquisition Corp.

221 W 9th St, PMB 235

Wilmington, DE 19801

(425) 365-2933

January 4, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Inkstone Feibo Acquisition Corp. Request to Withdraw Registration Statement on Form S-1 File No. 333-265273

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Inkstone Feibo Acquisition Corp., a Delaware corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on May 27, 2022. The Company is withdrawing the Registration Statement because it no longer plans to consummate an initial public offering described in the Registration Statement. The Company advises the Commission that no securities have been issued or sold under the Registration Statement.

Very truly yours,

By:	/s/ I-Fa Chang
I-Fa Chang
Chief Executive Officer